SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35799; File No. 812-15798

Monroe Capital Corporation, et al.

November 21, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Monroe Capital Corporation, Monroe Capital Income Plus Corporation, Horizon Technology Finance Corporation, Monroe Capital BDC Advisors, LLC, Horizon Technology Finance Management LLC, Monroe Capital Management Advisors, LLC, Monroe Capital Asset Management LLC, Monroe Capital Management LLC, Monroe Capital CLO Manager LLC, Monroe Capital CLO Manager II LLC, Monroe Capital Partners Fund Advisors, Inc., certain of their wholly-owned subsidiaries and joint ventures as described in Schedule A to the application, and certain of their affiliated entities as described in Schedule B to the application.

Filing Dates: The application was filed on May 14, 2025, and amended on August 6, 2025 and October 3, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy

of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally

or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should

be received by the Commission by 5:30 p.m. on December 16, 2025, and should be accompanied by

proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of

service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's

interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request,

and the issues contested. Persons who wish to be notified of a hearing may request notification by

e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Theodore Koenig,

Chief Executive Officer, Monroe Capital Corporation, 311 South Wacker Drive, Suite 6400,

Chicago, IL 60606, tkoenig@monroecap.com; Michael P. Balkin, Chief Executive Officer, Horizon

Technology Finance Corporation, 312 Farmington Avenue, Farmington, CT 06032,

mbalkin@horizontechfinance.com; Clay Douglas, Esq., Dechert LLP, 1900 K Street, NW

Washington, DC 20006, Clay.Douglas@dechert.com; and David Bartels, Esq., Dechert LLP, 1900

K Street, NW, Washington, DC 20006, David.Bartels@dechert.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Adam Large,

Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' second amended application, dated October 3, 2025, which

may be obtained via the Commission's website by searching for the file number at the top of this

document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.